DFR
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Tel: 2514-6327 Fax: 2242-2694

Eletrobrás

CTA-DFR- 1202 /2004

04012821

Rio de Janeiro, February 4, 2004.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of RELEVANT FACT published on February 4th, 2004.

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

dw 2/17

Centrais Elétricas Brasileiras S.A. – Eletrobrás
Companhia Aberta CNPJ nº 00001180/0001-26

Relevant Fact

We hereby inform our Shareholders and the market in general, based on Ruling Instruction CVM 358, of January 3, 2002, that the Electric Energy National Agency (Agência Nacional de Energia Elétrica – ANEEL) has concluded the selection process for the choosing of the company responsible for acquiring the control of State of Maranhão distribution company Companhia Energética do Maranhão – CEMAR, which holds debt towards ELETROBRÁS. The company chosen was SVM Participações e Empreendimentos Ltda.

According to the terms of such decision from ANEEL, the SVM proposal reads that ELETROBRÁS' credits will be the object of renegotiation, followed by agreement, in accordance with legal decisions.

As soon as ELETROBRÁS adopts all necessary measures for this agreement, new information will be provided to the market.

Rio de Janeiro, February 3, 2004.

José Drumond Saraiva
Financial and Investor Relations Director